Exhibit 99.3

Dear Shareholder:

As a non‐registered beneficial shareholder of Algonquin Power & Utilities Corp., you are entitled to receive our annual and interim financial statements.  If you wish to receive them, please either complete and return this card by mail or submit your request online (see address below).  Your name will then be placed on the Supplemental Mailing List maintained by our Transfer Agent and Registrar, CST Trust Company.

As long as you remain a non‐registered beneficial shareholder, you will receive this card each year and will be required to renew your request to receive financial statements.  If you have any questions, please contact CST Trust Company by phone at 1‐800‐387‐0825 or (416) 682‐3860 or at www.canstockta.com/financialstatements

We encourage you to submit your request online at: www.canstockta.com/financialstatements

Company Code Number: 0347A

NOTE:  Do not return this card by mail if you have submitted your request online.

Return to:
CST Trust Company
P.O. Box 700
Station B
Montreal, QC H3B 3K3

REQUEST FOR FINANCIAL STATEMENTS

TO: CST Trust Company

Please add my name to the Supplemental Mailing List for Algonquin Power & Utilities Corp. and send me their financial statements as indicated below:

Interim Financial Statements

Annual Financial Statements

Name	OR, please send by email*

Address	Email Address*:

Postal Code/Zip Code	Signature:

*By providing an email address, you will be deemed to be consenting to the electronic delivery to you at such email address of the above selected financial statements, if delivery by electronic means is allowed by applicable regulatory rules and policies. The information collected will be used solely for the purpose of mailing such financial statements to you and your signature on this form will be treated as your consent to the above.